Filed by Superior Energy, Inc.

Pursuant to Rule 425 Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Forbes Energy Services Ltd.

Commission File No. 001-35281

Date: December 18, 2019

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DECEMBER 18, 2019 / 4:00PM GMT, Superior Energy Services, Inc., Forbes Energy Services Ltd. - M&A Call

CORPORATE PARTICIPANTS

David D. Dunlap Superior Energy Services, Inc. - President, CEO & Director

John E. Crisp Forbes Energy Services Ltd. - Chairman, President & CEO

Paul Vincent Superior Energy Services, Inc. - VP of IR

CONFERENCE CALL PARTICIPANTS

John Matthew Daniel Simmons & Company International, Research Division - MD & Senior Research Analyst of Oil Service

Peter Ehret Employees Retirement System of Texas - Director of Internal Credit & High Yield Portfolio Manager

PRESENTATION

Operator

Good morning, and welcome to the Superior Energy Services December 2019 Company Update Conference Call. (Operator Instructions) Please note, this event is being recorded.

I would now like to turn the conference over to Paul Vincent, Vice President of Treasury and Investor Relations. Please go ahead.

Paul Vincent Superior Energy Services, Inc. - VP of IR

Good morning, and thank you for joining Superior Energy’s December 18, 2019, Strategic Update Announcement Conference Call. With me today are Superior’s President and CEO, Dave Dunlap; and our CFO, Westy Ballard.

Presentation materials, which are available through the webcast link on our website, will be referenced during today’s call.

During this conference call, which is scheduled to last 1 hour, management will make forward-looking statements regarding future expectations about the company’s business, management’s plans for future operations or similar matters. A comprehensive description of these forward-looking statements and uncertainties pertaining to them is included on Slide 2, the accompanying presentation materials, which are posted under the Presentations section of the Investor Relations portion on the company’s website.

Management will refer to non-GAAP financial measures during this call. A reconciliation of these measures can be found within the appendix of the accompanying presentation materials.

With that, I’ll turn the call over to Dave Dunlap.

David D. Dunlap Superior Energy Services, Inc. - President, CEO & Director

Thank you, Paul, and good morning to everyone listening to our comments about the transactions and operational actions that we announced last night.

We’ve stated for some time now that our focus will be on divestiture of noncore assets, reducing our debt and emphasizing our focus on our global cornerstone franchises. The transaction announced last night, which we’re prepared to discuss this morning, deliver on all these objectives.

We recognize that the North American oilfield services market is reflecting late cycle tendencies. We also recognize that current market conditions are likely to persist for some time. Given this recognition, we believe the best course of action for our shareholders is to separate our North American service lines for our global franchises, allowing for market recognition of a unique collection of businesses, which are not subject to the challenges which are evident in U.S. land markets.

We have been very open-minded about exploring options to unlock the value embedded in our global businesses for several years. These divestitures and the fashion in which they are being executed present an opportunity for our shareholders to benefit from the increased focus of attention on our global franchises, lower total debt levels and the retention of interest in a North American land consolidation platform.

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DECEMBER 18, 2019 / 4:00PM GMT, Superior Energy Services, Inc., Forbes Energy Services Ltd. - M&A Call

This last point is important. The U.S. land service market is a prime candidate for consolidation and cost reduction. Our team will be very active in achieving scale through consolidation and will improve financial performance through cost reduction and improved asset management over the coming years.

For the duration of this call, through our prepared remarks and Q&A, Westy and I will describe to you why this transaction maximizes the value of what Superior has today and creates opportunities to realize additional value in the future.

We’re referring to slides in this presentation, and we’ll start with the slide titled Unlocking Shareholder Value. First and foremost, earlier this year, we downsized our fracturing business in order to preserve assets in a market where prices for our services are poor. Earlier this week, we announced through an 8-K that we had ceased operations in hydraulic fracturing. This is a business with very good assets. It’s a business that you’ve heard us brag about for years in the way of field execution and the quality of customer base that we have. We work for very demanding customers, and we’ve done a great job for those customers.

Unfortunately, the price that we have been paid by those customers has not been adequate. And so we elected to stop the fracturing business. We believe the quality of the remaining assets and the remaining useful life of those assets will be very appealing to buyers as time goes on, and we’ll convert those assets to cash, which will be to the benefit of Superior Energy Services.

We’ve talked about divesting noncore assets for quite some time. It’s been a continual theme for us in recent years. To be clear, we define core as our global franchises. We have to date this year executed on $119 million in divestitures. Divestitures of our U.S. service business that we’re speaking of today will result in $250 million debt improvement for Superior.

In addition, by establishing a U.S. services consolidation platform, which begins with the consolidation of Forbes, Superior will have a significant ownership stake in an entity that we think will ultimately deliver tremendous value to Superior shareholders.

With that summary and understanding what we’re accomplishing with our balance sheet, I think, is pretty straightforward. And Superior’s debt position is a result of what we’re announcing today is significantly improved. $250 million of 2021 maturities will travel to the new company. $250 million of the 2021 maturity will be extended. The $300 million remaining of 2021 maturities, we believe, can be managed with current cash, further cash from operations and cash from Pumpco asset sales.

We have remaining in place post-transaction an ABL of $165 million with a maturity in 2022. And then, of course, our 2024 notes, which — of $500 million. So — I mean I think what you can see is a result of activities that we have announced today, we’ve done a lot in improving the overall balance sheet with Superior.

Let’s talk a little bit about the transaction that we’ve announced. So we do see this as a transformative combination. Although out of favor with the equity market, we have a very strong U.S. services business focused on completion and production services that operate throughout all the major U.S. basins. These product lines have a reputation for strong field execution and safety performance and high customer satisfaction and retention. The assets that operate in this business are generally long-life assets. And we have a recent history of operating these service lines with minimal capital spend.

When combined with Forbes South Texas and Permian Basin assets, we will have a platform that I believe offers a very attractive opportunity for further consolidation.

And the transaction itself, Superior gets 2 very important results from this transaction: first and foremost, $250 million in debt reduction, but also a 52% economic interest in this U.S. land entity that should be a free cash flow generating consolidation platform. Ultimately, Superior will sell down its ownership position, resulting in further cash to reduce debt at Superior.

Newco will be a publicly traded company, initially with a Board of 4 Directors and headquarters in Houston. As we think about the size and scale of this company, we feel pretty good. And if you think about the way that the size and scale of this company measures up relative to other public company peers, we feel great about the position we’re going into. We’re big believers in creating value through consolidation, and much of that opportunity resides in this U.S. land services business.

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DECEMBER 18, 2019 / 4:00PM GMT, Superior Energy Services, Inc., Forbes Energy Services Ltd. - M&A Call

On close, Newco will have, as you could see, trailing 12 months revenue about $830 million of revenue trailing 12 months. There are about $23 million in synergies that are additive to trailing 12-month EBITDA that bring overall EBITDA production for this business on a trailing 12 months basis to about $100 million.

And you see where that stacks up relative to other peers. At the higher end of the scale, there are a lot of companies that are in these businesses, both publicly traded companies as well as private equity-owned companies that we think are all opportunities for further consolidation as we go forward.

This theme of consolidation is one that’s talked about in the industry quite a bit. And we certainly, in Superior, have believed in this consolidation story for some time. However, Superior as a stand-alone entity is really not in the best position to be the consolidator of North American businesses. We have this unique global product line that we want to showcase, and we believe that, that product line embedded within Superior is in a better position without the overhang of a U.S. land services offering.

If you think about the product line that will exist within Newco, it is the core completion and production service lines that are offered in the U.S., including service rigs, coiled tubing, cased hole wireline, fluid management and a variety of flowback and pressure control rentals. We feel good about the service line. It does not include fracturing. It’s composed of service lines that have longer-life assets than what we experience in the fracturing business.

Approximately 50% of the revenue that this business generates is post completion, stickier revenue that is more associated with the producing life of the well as opposed to completions and completion count.

I would expect as we go forward and look for additional consolidation with Newco that we would expect to stay within the product lines that are consistent with what the product line offering will be at close.

At a glance, revenue in Newco is slightly weighted towards fluid management, but very strong revenue contribution from service rigs, coiled tubing and the rentals — and rentals as well. I’m particularly pleased with the way geographic distribution of that revenue fits. And so the one basin that is probably the most challenging from a quality of operations standpoint, from a labor standpoint, from a cost standpoint is Permian Basin.

Newco is not overly balanced the Permian Basin, with Permian making up only 18% of trailing 12 months revenue. Larger participation in the Rockies and the Powder River Basin and DJ Basin in Bakken. And so the geographic distribution, we think, is a great fit. This is well-balanced sources of revenue and not overexposed to the Permian.

I think we put together a seasoned management team that — with lots of exposure to U.S. operations during the course of our career. I’d also point out that in the management team, including myself and Brian Moore; Justin Boyd, who’s been responsible for our SPN Well Service Business; Sam Hardy, who’s responsible for our Gulf of Mexico business; and also Barry Vinson will continue to be responsible for HB Rentals.

This is a team that has a lot of public company experience. We understand governance. We understand rules of the road as far as being a public company and feel very confident in our efforts to provide a public vehicle in Newco that investors will be pleased with.

We also have tremendous experience on this management team in integration, both in the field and in the back office. And field integration is something that a lot of people will profess to have expertise in, but I would tell you that in most cases where mistakes happen in integration, it’s in the back office with things like IT and HR. Our experience levels here are tremendous and I think really position us from a leadership team to provide further consolidation as we go forward.

We’d talk just a moment about strategic philosophy of Newco. I believe that this starts and spin — and ends with capital spending discipline, working with a long-life asset base, which is certainly helpful from a capital discipline standpoint.

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DECEMBER 18, 2019 / 4:00PM GMT, Superior Energy Services, Inc., Forbes Energy Services Ltd. - M&A Call

The core competencies in Newco will revolve around knowing our customers and putting our field personnel in the best position to efficiently and safely execute with our customers, knowing our assets and optimizing asset life with strong asset management and maintenance capabilities. We’ll use our basin diversification in order to locate assets and people in places where we can deliver consistent margins and then seek cost efficiencies and consolidation opportunities to further capture synergistic benefits.

The operating and strategic philosophy that we profess here is not new. It’s the same operating and strategic philosophy that we’ve used in our North American businesses now for the last several years. And we have seen revenue decline certainly in recent years within these product lines as the U.S. land market has deteriorated and as we have deliberately stopped operating product lines in basins where we were not delivering reliable margins. The result of that revenue decline has been higher free cash flow, better free cash flow generation. And this chart depicts what we have experienced in our North American business over trailing 12 months ended September of 2019. I’m really excited to be able to take this operating philosophy, which has worked so well inside Superior and apply it to a larger platform.

Synergies are important, a big part of the reason why I think you hear such a call for consolidation in this industry, and we are certainly a believer in that story. The tangible value of consolidation derives from synergies. As a result of the Forbes transaction, we expect to generate around $23 million in clearly identified synergies from the total corporate G&A to field G&A as well as supply chain efficiencies that we have identified. In this low-margin, challenged U.S. land environment, these synergies have the ability to create tremendous shareholder value.

So in addition to the debt reduction and maturity extension, which we accomplished with what we’ve announced today, I think that the greatest shareholder value that we create in this transaction is the elimination of North American service overhang from Superior. And the result is an ability to focus on our unique collection of global franchises.

And we have highlighted the global franchises for you for some time. They’ve been referred to in our investor deck since 2016 as these global franchises. It’s been the source of most of our capital spending for the past several years. It is where we derive the best margins, the most consistent margin and the highest return.

But we’ll remind you what those product lines include. And so Workstrings is our value-added engineering service with high-spec premium drill pipe, tubulars and accessory rentals. Workstrings works on a global basis and we believe has one of the largest fleet of premium drill pipe and premium tubulars of any company in the world.

Stabil Drill is our bottomhole assembly company, which designs, engineers and manufactures and then rents premium bottomhole assemblies to a wide range of customers.

Wild Well Control, engineering, risk management and well control solutions. We believe Wild Well Control is also one of the largest, if not the largest well control company in the world. ISS is our hydraulic workover and snubbing business, which operates on a global basis. And then finally, our completion tools service line, which is a design, engineering and manufacturing of premium sand control tools, there are only 3 other global competitors of sand control tools in the industry. I would describe this as one of the most technological and highest barriers to entry of any product line in oilfield services.

These businesses are all levered to challenging downhole environment, unique engineering and technology, highly deviated and complicated wellbore configurations, high pressure and high temperature. These are not commodity service lines.

These businesses have very compelling attributes. I described their capital intensity as managed. They have been a consumer of capital in recent years and will continue to be. They are also a source of high return on those capital investments. And so as we see opportunities to acquire new product or develop new product that we can invest in, we have historically done that and we’ll continue to. The common theme is they have historically generated very strong free cash flow.

And I think, to our investors, one of the things that ought to be most compelling about these businesses and collection of businesses that we are speaking of here is their distribution of revenue. This is international and global offshore making up 70% of trailing 12 months revenue. There is U.S. land exposure, predominantly in premium drill pipe and bottomhole assembly rentals, which are high margin and high return. The bulk of the revenue generated by Superior, as we close this transaction, will be from those international markets and global offshore markets that historically have provided better earnings stability, less volatility, I should say.

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DECEMBER 18, 2019 / 4:00PM GMT, Superior Energy Services, Inc., Forbes Energy Services Ltd. - M&A Call

This next chart is one that you have seen in our investor deck over the past few years. It demonstrates the simple free cash flow generation that we’ve experienced over time from these global cornerstone businesses. Yes, they do represent capital investment opportunities for us that have resulted in expanded earnings over time and inspected higher returns over time. But through cycles, these businesses have been free cash flow generators, and I would expect that, that would be the case going forward.

We are very excited about the new management team at Superior, with Westy Ballard in the position of President and CEO, Jamie Spexarth as our CFO; and Bill Masters continuing in his long serving role as our General Counsel.

I met Westy Ballard when I first joined the company in 2010. He was in a senior management role in corporate development when we first met. I recognized very early on the leadership capabilities that Westy had, and I began to talk to our Board of Directors very early on about Westy being a potential succession candidate for me. I can tell you that one of the most important things that any sitting CEO of a public company does is develop a successor. And I’ve had the benefit of spending about 10 years working with Westy as a successor for me.

I pulled him out of that corporate development role in 2012, and we put Westy in charge of our international expansion of Production Services business.

Our management team in the international regions was largely hired and recruited by Westy Ballard. And most of the success and growth that we had in the international markets was achieved under his leadership. Westy also had an executive leadership role with our premium drill pipe business as well as our global completion tools business. He is ready for this challenge, and our Board of Directors is quite confident in the ability that Westy brings to the table for us. And I am just as delighted as I could possibly be to tell you that he will be my successor at Superior.

This is a proven leadership team for what we believe is going to be an extremely well positioned company. As we think about the companies that we would comp ourselves to as a result of the removal of the U.S. land services business, a very exclusive group of companies with a very exclusive set of product lines. From an EBITDA margin standpoint, we see ourselves at near the top of the pack from a performance standpoint.

Now what’s the product lines remaining our global cornerstone franchises within Superior produce a very high margin relative to peers and a very strong free cash flow conversion relative to peers as well. And I think that investors will greatly appreciate those financial metrics as we go forward.

Finally, from a capitalization standpoint, we really — you think about the things that we are accomplishing with what we’ve announced today and configuring Superior in such a way that we think the product line value will be exposed, but also in reducing debt and extending maturities, feel very strong about the capitalization effort here. So we have used in this visual trailing 12 months in the period ending September 30, 2019, just so you can gain an understanding of what happens to our overall debt.

So overall debt from March of — sorry, from September of 2019 of $1.3 billion post-exchange, that will be at $1.050 million. At the end of September, we reported to you just under $260 million in cash. And if you netted that from $1.050 million, we would have net debt of $790 million. I will remind you that we continue to execute on asset divestitures, as 2019 has progressed from the end of September, we expect to be in a position of generating free cash flow in 2020 and would expect that cash balance to grow. And the result of that cash balance, of course, is that we can retire the remaining 2021 senior unsecured notes, the $300 million remaining balance before we get to maturity and be in a position to deal with our debt as we go forward.

So I mean — I think as we kind of conclude and think about what we’ve accomplished, it’s a number of things. And before we go to the Q&A, I think it’s important to emphasize that the transaction we just discussed, it’s just one step. It’s a large step, though, in a process that reduces Superior’s long-term debt and distinguishes the value of our operational results from our peers.

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DECEMBER 18, 2019 / 4:00PM GMT, Superior Energy Services, Inc., Forbes Energy Services Ltd. - M&A Call

The objective of this process is to maximize the share price of the company, no matter what stage of the cycle we’re in. Despite the sentiment towards outlook for our industry, I believe that under Westy’s leadership that Superior is positioned to stand out from our peers, to pay down long-term debt and to improve overall returns to our shareholders.

So I know that’s a lot of information that we went through. I think we will open the line up now for questions and answers.

QUESTIONS AND ANSWERS

Operator

The first question will come from Peter Garrett (sic) [Peter Ehret] of CES (sic) [ERS of Texas].

Peter Ehret Employees Retirement System of Texas - Director of Internal Credit & High Yield Portfolio Manager

Almost there, Peter Ehret of ERS of Texas. Just a question. So there’s an awful lot here that depends on the bondholders. Have you previewed this with any of them?

David D. Dunlap Superior Energy Services, Inc. - President, CEO & Director

Peter, we have spent quite a bit of time with our advisers in understanding the way that we believe that bondholders will respond to this exchange.

Peter Ehret Employees Retirement System of Texas - Director of Internal Credit & High Yield Portfolio Manager

So no direct conversations with bondholders. So you don’t really have — so people haven’t pre-agreed to this. There’s nothing like that. I mean, from my point of view, this is the first hearing of any of this. And so...

David D. Dunlap Superior Energy Services, Inc. - President, CEO & Director

You’re exactly right. This is not something that we have — we put forth to the bondholders. We think that we’re putting together an exchange offering that will be compelling.

Operator

The next question will come from John Daniel of Simmons.

John Matthew Daniel Simmons & Company International, Research Division - MD & Senior Research Analyst of Oil Service

Just a quick operations question, if I may. Dave, any — I know you’re spinning this off and all that, but a long time ago, you guys had been transferring some of the U.S. land assets internationally, coil assets, pumping assets, et cetera. Can you just remind me what you have in terms of U.S. land assets internationally? And has any of that been sort of divested as you went through the process this year?

David D. Dunlap Superior Energy Services, Inc. - President, CEO & Director

No, there’s not been any divestitures with the — and you’re speaking of international land assets and the various service lines. So we have production services operations in Argentina, in Colombia. We were in Brazil, but we have discontinued the production service operations in Brazil over the past few years and moved those assets to other international areas. Also, John, India, Australia, Indonesia and most recently the start-up of cementing operations in Kuwait.

John Matthew Daniel Simmons & Company International, Research Division - MD & Senior Research Analyst of Oil Service

Okay. And that, of course, that all stays with Superior.

David D. Dunlap Superior Energy Services, Inc. - President, CEO & Director

It does. All of those international businesses leverage off of a common infrastructure internationally, and so that all stays with Superior.

John Matthew Daniel Simmons & Company International, Research Division - MD & Senior Research Analyst of Oil Service

Okay. And then just a housekeeping one from me. On the breakdown of the assets for Newco, can you say what the active CT count was or is?

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DECEMBER 18, 2019 / 4:00PM GMT, Superior Energy Services, Inc., Forbes Energy Services Ltd. - M&A Call

David D. Dunlap Superior Energy Services, Inc. - President, CEO & Director

I don’t know that we cited an active coiled tubing unit count in the information that we provided.

John Matthew Daniel Simmons & Company International, Research Division - MD & Senior Research Analyst of Oil Service

No, you didn’t. I understand if you could — it’s not — it’s no big deal. I was just curious.

David D. Dunlap Superior Energy Services, Inc. - President, CEO & Director

Yes, we’ll get back to you on that, John.

Operator

(Operator Instructions)

John E. Crisp Forbes Energy Services Ltd. - Chairman, President & CEO

Okay. Very good. Well, if there’s no further questions, we appreciate you all joining the call today. I’m sure there’ll be lots of follow-up, and thanks for participating. Operator, that ends the Q&A.

Operator

This concludes our conference today. Thank you for attending today’s presentation. You may now disconnect. Have a great day.

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Forward-Looking Statements

All statements in this communication (and oral statements made regarding the subjects of this communication) other than historical facts are forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements rely on a number of assumptions concerning future events and are subject to a number of uncertainties and factors, many of which are outside the control of Superior Energy Service, Inc. (“Superior”), Forbes Energy Services Ltd. (“Forbes”) and Spieth Newco, Inc. (“Newco”), which could cause actual results to differ materially from such statements. Forward-looking information includes, but is not limited to: statements regarding the expected benefits of the proposed transaction; the anticipated completion of the proposed transaction and the timing thereof; the expected future results of operations and growth of Superior and Newco; and plans and objectives of management for future operations of Superior and Newco.

While Superior believes that the assumptions concerning future events are reasonable, it cautions that there are inherent difficulties in predicting certain important factors that could impact the future performance or results of its and Newco’s business. Among the factors that could cause results to differ materially from those indicated by such forward-looking statements are: the failure to realize the anticipated costs savings, synergies and other benefits of the transaction; the possible diversion of management time on transaction-related issues; the risk that the requisite approvals to complete the transaction are not obtained or other closing conditions are not satisfied; local, regional and national economic conditions and the impact they may have on Superior, Forbes, Newco and their customers; conditions in the oil and gas industry, especially oil and natural gas prices and capital expenditures by oil and gas companies; the debt obligations of Superior and Newco following the transaction and the potential effect of limiting Superior’s and/or Newco’s ability to fund future growth and operations and increasing their respective exposure to risk during adverse economic conditions; the financial condition of Superior’s and Newco’s customers; any non-performance by customers of their contractual obligations; changes in customer, employee or supplier relationships resulting from the transaction; changes in safety, health, environmental and other regulations; the results of any reviews, investigations or other proceedings by government authorities; and the potential additional costs relating to any reviews, investigations or other proceedings by government authorities or shareholder actions.

These forward-looking statements are also affected by the risk factors, forward-looking statements and challenges and uncertainties described in Superior’s Annual Report on Form 10-K for the year ended December 31, 2018, and those set forth from time to time in Superior’s filings with the Securities and Exchange Commission (the “SEC”), which are available at www.superiorenergy.com. Except as required by law, Superior expressly disclaims any intention or obligation to revise or update any forward-looking statements whether as a result of new information, future events or otherwise.

No Offer or Solicitation

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. Subject to certain exceptions to be approved by the relevant regulators or certain facts to be ascertained, the public offer will not be made directly or indirectly, in or into any jurisdiction where to do so would constitute a violation of the laws of such jurisdiction, or by use of the mails or by any means or instrumentality (including without limitation, facsimile transmission, telephone and the internet) of interstate or foreign commerce, or any facility of a national securities exchange, of any such jurisdiction.

Important Additional Information Regarding the Transaction Will Be Filed With the SEC

In connection with the proposed transaction, Newco will file a registration statement on Form S-4, including a joint proxy statement/prospectus of Holdco and Forbes, with the SEC. INVESTORS AND SECURITY HOLDERS OF SUPERIOR AND FORBES ARE ADVISED TO CAREFULLY READ THE REGISTRATION STATEMENT AND JOINT PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TRANSACTION, THE PARTIES TO THE TRANSACTION AND THE RISKS ASSOCIATED WITH THE TRANSACTION. A definitive joint proxy statement/prospectus will be sent to security holders of Forbes in connection with the Forbes shareholder meeting. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus (when available) and other relevant documents filed by Superior, Forbes and Newco with the SEC from the SEC’s website at www.sec.gov. Security holders and other interested parties will also be able to obtain, without charge, a copy of the joint proxy statement/prospectus and other relevant documents (when available) from www.superiorenergy.com under the tab “Investors” and then under the heading “SEC Filings.” Security holders may also read and copy any reports, statements and other information filed with the SEC at the SEC public reference room at 100 F Street N.E., Room 1580, Washington D.C. 20549. Please call the SEC at (800) 732-0330 or visit the SEC’s website for further information on its public reference room.

Participants in the Solicitation

Superior, Forbes and their respective directors, executive officers and certain other members of management may be deemed to be participants in the solicitation of proxies from their respective security holders with respect to the transaction. Information about these persons is set forth in Superior’s proxy statement relating to its 2019 Annual Meeting of Stockholders, which was filed with the SEC on April 26, 2019, and Forbes’ proxy statement relating to its 2019 Annual Meeting of Stockholders, which was filed with the SEC on April 25, 2019, and subsequent statements of changes in beneficial ownership on file with the SEC. Security holders and investors may obtain additional information regarding the interests of such persons, which may be different than those of the respective companies’ security holders generally, by reading the joint proxy statement/prospectus and other relevant documents regarding the transaction, which will be filed with the SEC.